Filed pursuant to Rule 424(b)(5)
                                  Registration No. 33-52525
                                  Registration Nos. 333-43811 and 333-43811-01



          PROSPECTUS SUPPLEMENT
          ---------------------
          (TO PROSPECTUS DATED JANUARY 23, 1998)


                                     $125,000,000
                                 ENSERCH CORPORATION
                      REMARKETED RESET NOTES DUE JANUARY 1, 2008
                                   _______________

               ENSERCH Corporation (Company) is hereby offering
          $125,000,000 aggregate principal amount of Remarketed Reset Notes due January 1, 2008 (Notes).

               During the period from and including January 30, 1998 to but excluding April 1, 1998 (Initial Spread Period), interest on the Notes will accrue at a per annum rate equal to 5.82%. After the Initial Spread Period, the character and duration of the interest rate on the Notes will be determined by the Remarketing Agent and agreed to by the Company on each applicable Duration/Mode Determination Date and the Spread will be agreed to by the Company and the Remarketing Agent on the corresponding Spread Determination Date. Interest on the Notes during each Subsequent Spread Period shall be payable, as applicable, either (i) at a floating interest rate (such Notes being in the Floating Rate Mode, and such interest rate being a Floating Rate) or (ii) at a fixed interest rate (such Notes being in the Fixed Rate Mode and such interest rate being a Fixed Rate), in each case as determined by the Remarketing Agent and the Company in accordance with a Remarketing Agreement between the Remarketing Agent and the Company (Remarketing Agreement).

               The initial Remarketing Agent will be Merrill Lynch, Pierce, Fenner & Smith Incorporated.

               After the Initial Spread Period, the Spread used in determining the Interest Rate for the Notes during a Subsequent Spread Period will be determined on each subsequent Spread Determination Date which precedes the beginning of the corresponding Subsequent Spread Period, pursuant to agreement between the Company and the Remarketing Agent (except as otherwise provided below), and the interest rate mode used for each Subsequent Spread Period may be a Floating Rate Mode or a Fixed Rate Mode, at the discretion of the

                                                   (continued on next page)


                                   _______________

            THESE SECURITIES HAVE NOT BEEN APPROVED OR DISAPPROVED BY THE
            SECURITIES AND EXCHANGE COMMISSION OR BY ANY STATE SECURITIES
              COMMISSION NOR HAS THE SECURITIES AND EXCHANGE COMMISSION
                 OR ANY STATE  SECURITIES COMMISSION PASSED UPON THE
                  ACCURACY OR ADEQUACY OF THIS PROSPECTUS SUPPLEMENT
                     OR THE PROSPECTUS TO WHICH IT RELATES.  ANY
                         REPRESENTATION TO THE CONTRARY IS A
                                  CRIMINAL OFFENSE.
                                   _______________

               The Notes will be sold to the public at varying prices to be determined by the Underwriter at the time of each sale. The net proceeds to the Company, before deducting expenses payable by the Company (estimated to be $200,000) will be 99.975% of the principal amount of the Notes sold, and the aggregate net proceeds will be $124,968,750. For further information with respect to the plan of distribution and any discounts, commissions or profits on resales of Notes that may be deemed underwriting discounts or commissions, see Underwriting.

               The Notes are offered by the Underwriter, subject to prior sale, when, as and if issued by the Company and delivered to and accepted by the Underwriter and subject to approval of certain legal matters by Winthrop, Stimson, Putnam & Roberts, counsel for the Underwriter and to certain other conditions. The Underwriter reserves the right to withdraw, cancel or modify such offer and to reject orders in whole or in part. It is expected that delivery of the Global Note will be made on or about January 30, 1998 through the book-entry facilities of The Depository Trust Company (DTC), against payment therefor in immediately available funds.
                                   _______________

                                 MERRILL LYNCH & CO.
                                   _______________

             The date of this Prospectus Supplement is January 28, 1998.

               THE UNDERWRITER MAY ENGAGE IN TRANSACTIONS THAT MAINTAIN OR OTHERWISE AFFECT THE PRICE OF THE NOTES. SUCH TRANSACTIONS MAY INCLUDE OVERALLOTMENT TRANSACTIONS AND THE PURCHASE OF NOTES TO COVER THE UNDERWRITER'S SHORT POSITIONS. FOR A DESCRIPTION OF THESE ACTIVITIES, SEE UNDERWRITING HEREIN.
                                   _______________

          (cover continued)

          Company and the Remarketing Agent. If the Company and the Remarketing Agent are unable to agree on the Spread for any Subsequent Spread Period, then the Company is required unconditionally to repurchase and retire all of the Notes on the date immediately following the end of the Initial Spread
          Period or the prior Subsequent Spread Period, as the case may be, (Tender Date) at a price equal to 100% of the principal amount thereof, together with accrued interest to the Tender
          Date. After the Initial Spread Period, (i) if the Notes are in the Floating Rate Mode, interest on the Notes will be payable in arrears, as specified on the applicable Duration/Mode Determination Date, either monthly, quarterly or semi-annually, or (ii) if the Notes are in the Fixed Rate Mode, interest on the Notes will be payable, unless otherwise specified on the applicable Duration/Mode Determination Date, semi-annually in arrears on each January 1 and July 1 during the applicable Subsequent Spread Period. "Interest Payment Dates" as used herein shall mean any dates interest is paid on the Notes. See CERTAIN TERMS OF THE NOTES.

               The Notes are not redeemable prior to April 1, 1998. Thereafter, the Notes may be redeemable, at the option of the Company, on such date, on each Commencement Date and on those Interest Payment Dates that are specified as redemption dates by the Company on the applicable Duration/Mode Determination Date, in whole or in part, upon notice thereof given at any time during the 30 calendar day period ending on the tenth Business Day prior to the redemption date (provided that notice of any partial redemption must be given to the holders (Noteholders) at least 15 Business Days prior to the redemption date), in accordance with the redemption type selected on the Duration/Mode Determination Date. Unless previously redeemed, the Notes will mature on January 1, 2008. See CERTAIN TERMS OF THE NOTES -- "Redemption of the Notes".

               The Notes will be represented by a single Global Note registered in the name of DTC or its nominee. Beneficial interests in the Global Note will be shown on, and transfers thereof will be effected only through, records maintained by DTC and its participants. Except as described herein, Notes in definitive form will not be issued.

               If the Company and the Remarketing Agent agree on the Spread with respect to any Subsequent Spread Period, each Note may be tendered to the Remarketing Agent for purchase from the tendering Noteholder at 100% of its principal amount and for remarketing by the Remarketing Agent on the Tender Date. In the case of the Initial Spread Period, the Notes may be tendered on April 1, 1998. Notice of a Noteholder's election to tender to the Remarketing Agent must be received by the Remarketing Agent during (i) the five Business Day period ending at 12:00 noon, New York City time, on the fifth Business Day following the relevant Floating Rate Spread Determination Date or (ii) the one Business Day period ending at 12:00 noon, New York City time, on the Business Day following the Fixed Rate Spread Determination Date. The Remarketing Agent will attempt, on a best efforts basis, to remarket the tendered Notes at a price equal to 100% of the aggregate principal amount so tendered. There is no assurance that the Remarketing Agent will be able to remarket the entire principal amount of Notes tendered in a remarketing. The Remarketing Agent shall also have the option, but not the obligation, to purchase any tendered Notes at such price. Additionally, the obligation of the Remarketing Agent to purchase tendered Notes from the tendering Noteholders and to remarket such Notes will be subject to certain conditions and termination events customary in the Company's public offerings. If the Remarketing Agent does not purchase all tendered Notes on the relevant Tender Date, the Company is required unconditionally on such date to repurchase and retire any tendered Notes not remarketed or purchased by the Remarketing Agent on the Tender Date at a price equal to 100% of the principal amount thereof, plus accrued interest. No beneficial owner of any Note shall have any rights or claims against the Company or the Remarketing Agent as a result of the Remarketing Agent not purchasing such Notes. See CERTAIN TERMS OF THE NOTES -- "Tender at Option of Beneficial Owners."

                                     THE COMPANY

               The Company was incorporated under the laws of the State of Texas in 1942 and has perpetual existence under the provisions of the Texas Business Corporation Act. The Company, a wholly owned subsidiary of Texas Utilities Company (Texas Utilities), is an integrated company focused on natural gas. Its major business operations are natural gas pipeline, processing, marketing and distribution. Through these business operations, the Company is engaged in owning and operating interconnected natural gas transmission lines, underground storage reservoirs, compressor stations and related properties in Texas; gathering and processing natural gas to remove impurities and extract liquid hydrocarbons for sale, and the wholesale and retail marketing of natural gas in several areas of the United States, and owning and operating approximately 550 local gas utility distribution systems in Texas. The principal executive offices of the Company are located at 1601 Bryan Street, Dallas, Texas 75201; the telephone number is (214) 812-4600.

               On August 5, 1997 (Merger Date), Texas Utilities became the holding company for both the Company and Texas Energy Industries, Inc. (TEI). Immediately prior to the transaction (Merger), the Company's ownership interests in Enserch Exploration, Inc. and Lone Star Energy Plant Operations, Inc. (together, the Unacquired Business) were distributed to the holders of the Company's common stock. Pursuant to the Merger, Lone Star Gas Company and Lone Star Pipeline Company, the local distribution and pipeline divisions of the Company, and other businesses, excluding the Unacquired Businesses, were acquired by Texas Utilities.

               TEI is a holding company formerly known as Texas Utilities Company. The principal subsidiary of TEI is Texas Utilities Electric Company (TU Electric), which is an electric utility engaged in the generation, purchase, transmission, distribution and sale of electric energy wholly within the State of Texas.
          The other electric utility subsidiaries of TEI are Southwestern Electric Service Company, which is engaged in the purchase, transmission, distribution and sale of electric energy in ten counties in the eastern and central parts of Texas with a population estimated at 126,900, and Texas Utilities Australia Pty. Ltd., owner of Eastern Energy Limited, which is engaged in the purchase, distribution, marketing and sale of electric energy to approximately 481,000 customers in the State of Victoria, Australia. TEI also has three other subsidiaries which perform specialized functions within the Texas Utilities system: Texas Utilities Fuel Company owns a natural gas pipeline system, acquires, stores and delivers fuel gas and provides other fuel services at cost for the generation of electric energy by TU Electric; Texas Utilities Mining Company owns, leases and operates fuel production facilities for the surface mining and recovery of lignite at cost for the generation of electric energy by TU Electric; and Texas Utilities Services Inc. provides financial, accounting, information technology, environmental services, customer services, personnel, procurement and other
          administrative services at cost.    In addition, in November
          1997, Texas Utilities acquired Lufkin-Conroe Communications Co.
          (LCC). LCC offers long-distance, cellular, internet and other services and provides local telephone services in Southeast Texas.

               As of December 31, 1997, the Company transferred its interests in four of its subsidiaries to TEI (Reorganization). These subsidiaries are Enserch Development Corporation, Lone Star Gas International, Inc., National Pipeline Company and Enserch International Services Inc. (Transferred Subsidiaries). As a result of the Reorganization, the Company is no longer engaged in foreign and domestic power and pipeline project development. The Reorganization was effected in order to strengthen the Company's financial position by relieving it of certain indebtedness as well as its obligation to make capital expenditures in the future. See SUMMARY OF HISTORICAL AND PRO FORMA CONSOLIDATED FINANCIAL INFORMATION OF THE COMPANY AND ITS SUBSIDIARIES.


                                   USE OF PROCEEDS

               The net proceeds to be received by the Company from the sale of the Notes are expected to be used for the redemption or repurchase of certain of its outstanding debt and preferred stock.

                   SUMMARY OF HISTORICAL AND PRO FORMA CONSOLIDATED
               FINANCIAL INFORMATION OF THE COMPANY AND ITS SUBSIDIARIES

                (THOUSANDS OF DOLLARS, EXCEPT RATIOS AND PERCENTAGES)


               The following material, which is presented herein solely to furnish limited introductory information, is qualified in its entirety by, and should be considered in conjunction with, the other information appearing in this Prospectus Supplement and the accompanying Prospectus, including the Incorporated Documents.
          In the opinion of the Company, all adjustments (constituting only normal recurring accruals) necessary for a fair statement of the results of operations for the nine months ended September 30, 1997, have been made.

                                               ACTUAL
                      ---------------------------------------------------------
                                         TWELVE MONTHS ENDED
                                            DECEMBER 31,
                      ---------------------------------------------------------
                         1992        1993        1994       1995        1996
                         ----        ----        ----       ----        ----
  Income statement data:

   Operating
    Revenues        $1,627,739  $1,878,902  $2,095,508  $1,931,240  $2,142,625

   Net Income
    (Loss)           $ (27,333) $   59,381  $  102,095  $   13,053     $19,042

   Ratio of
    Earnings to
    Fixed
    Charges(b)           1.00        0.91        1.09        1.06        1.44



                                                      ADJUSTED(A)
                                        ---------------------------------------
                                                            NINE MONTHS ENDED
                                               1996         SEPTEMBER 30, 1997
                                               ----         ------------------
      Income statement data:

        Operating Revenues                  $1,888,974             $1,554,808

        Net Income (Loss)                   $    1,395             $  (14,384)

        Ratio of Earnings to
         Fixed Charges(b)                         1.24                   0.70



                                                            ADJUSTED(C)
                                                     --------------------------

                                    OUTSTANDING AT
                                     SEPTEMBER 30,
                                         1997           AMOUNT        PERCENT
                                    --------------      ------        -------

      Capitalization (Unaudited):

        Long-term Debt  . . . . .     $  674,590      $  899,590        51.7%

        Preferred Stock . . . . .        175,000          75,000         4.3

                                         564,533         764,533        44.0
      Common Stock Equity . . . .     ----------      ----------       -----

                                      $1,414,123      $1,739,123       100.0%
        Total Capitalization  . .     ==========      ==========       =====


          (a) Adjusted income statement data is derived from the historical financial statements of the Company and gives effect to the distribution of all of the shares of Enserch Exploration, Inc. held by the Company to its shareholders (Distribution), and assumes that the Distribution had occurred at the beginning of the period presented. The unaudited pro forma net income for the nine months ended September 30, 1997 excludes $21,285,000 of direct merger expenses incurred by the Company and contains only the income from continuing operations. In the Company's opinion the effect of the Reorganization on the statements of income is immaterial and, as a result, no adjustments have been made to reflect the Reorganization.

          (b) See HISTORICAL AND PRO FORMA RATIOS OF EARNINGS TO FIXED CHARGES AND EARNINGS TO COMBINED FIXED CHARGES AND PREFERRED DIVIDENDS in the accompanying Prospectus.

          (c) To give effect to (1) the issuance of the Notes and $125,000,000 aggregate principal amount of 6 1/4% Series A Notes by the Company, (2) the redemption of $100,000,000 of preferred stock on January 16, 1998, (3) the transfer by the Company to TEI of the Transferred Subsidiaries which resulted in a decrease of approximately $25,000,000 of long-term debt and (4) the sale of shares of the Company's common stock to Texas Utilities for an aggregate of $200,000,000. Adjusted amounts do not reflect any possible future sales from time to time by the Company of up to an additional $250,000,000 principal amount of its debt securities and/or preferred trust securities of its subsidiary, Enserch Capital I, for which registration statements are effective pursuant to Rule 415 under the Securities Act.

                              CERTAIN TERMS OF THE NOTES

               The following information concerning the Notes supplements and should be read in conjunction with the statements under DESCRIPTION OF DEBT SECURITIES in the accompanying Prospectus. Reference is also made to the Remarketing Agreement and the Remarketing Agreement Supplement (the forms of which will be filed with the Commission and incorporated by reference into the Registration Statement of which the Prospectus forms a part).

          General

               The Notes will be issued as a new series of Debt Securities under an Indenture (For Unsecured Debt Securities), dated as of January 1, 1998 (Indenture), between the Company and The Bank of New York as trustee (Trustee).

               The Notes will be unsecured obligations ranking pari passu with other outstanding unsecured indebtedness of the Company. Under certain circumstances involving the creation by the Company, or a subsidiary of the Company, of any mortgage, pledge or other lien or encumbrance on any of its properties or assets, certain outstanding unsecured indebtedness of the Company would be entitled to the benefit of a security interest in such property or assets. In no event are the Notes entitled to the benefit of a security interest in such property or assets.

          Maturity

               The Notes will mature on January 1, 2008 and will be issued only in fully registered, book-entry form. See -- "Book-Entry Only -- The Depositary Trust Company" below.

          Interest and Payment

               For the period from and including January 30, 1998 to but excluding April 1, 1998 (Initial Spread Period and Initial Interest Period), interest on the Notes will accrue at a per annum rate equal to 5.82% (computed on the basis of the actual number of days elapsed over a 360-day year) and will be payable on April 1, 1998 to the persons in whose names the Notes are registered at the close of business on March 15, 1998.

          Floating Rate Mode

               During the Floating Rate Mode, interest on the Notes for each Subsequent Spread Period (as defined below) will be payable either monthly, quarterly, or semi-annually, as specified by the Company on each Duration/Mode Determination Date (as defined below). Unless otherwise specified on each Duration/Mode Determination Date in connection with Notes in the Floating Rate Mode, interest will be payable, in arrears, in the case of Notes which pay (i) monthly, on the first day of each month; (ii) quarterly, on the first day of each January, April, July and October; and (iii) semi-annually, on the first day of each January and July. During any Subsequent Spread Period during which the Notes are in the Floating Rate Mode, the interest rate on the Notes will be reset either monthly, quarterly or semi-annually, and the Notes will bear interest at a per annum rate (computed on the basis of the actual number of days elapsed over a 360-day year) equal to LIBOR (as defined below) for the applicable Interest Period (as defined below), plus the applicable Spread. Interest on the Notes will accrue from and including each Interest Payment Date (or in the case of the Initial Interest Period, January 30, 1998) to but excluding the next succeeding Interest Payment Date or maturity date, as the case may be. After the Initial Interest Period, each interest period during any Subsequent Spread Period (each, an Interest Period) will be from and including the most recent Interest Payment Date on which interest has been paid to, but excluding, the next Interest Payment Date. The first day of an Interest Period is referred to herein as an Interest Reset Date.

               After the Initial Interest Period, the interest rate will be determined in the manner described below for each subsequent Spread period (Subsequent Spread Period) which will be a period of at least six months and not extending beyond the maturity date, designated by the Company; provided that the first Subsequent Spread Period may be a period of three months or the sum of three months plus any integral multiple of six months ending on or before the maturity date. Each Subsequent Spread Period, other than the first Subsequent Spread Period shall commence on a January 1 or July 1 (or as otherwise specified by the Company and the Remarketing Agent on the applicable Duration/Mode Determination Date in connection with the establishment of each Subsequent Spread Period), as applicable (Commencement Date), and shall end on or before January 1, 2008. The first Commencement Date will be April 1, 1998.

               If any Interest Payment Date (other than at maturity), redemption date, Interest Reset Date, Duration/Mode Determination Date, Spread Determination Date (as defined below), Commencement Date or Tender Date would otherwise be a day that is not a Business Day, such Interest Payment Date, redemption date, Interest Reset Date, Duration/Mode Determination Date, Spread Determination Date, Commencement Date or Tender Date will be postponed to the next succeeding day that is a Business Day.

               LIBOR applicable for an Interest Period will be determined by the Rate Agent (as defined under -- "Tender at Option of Beneficial Owners" below) as of the second London Business Day (as defined below) preceding each Interest Reset Date (LIBOR Determination Date) in accordance with the following provisions:


               (i) LIBOR will be determined on the basis of the offered rate for deposits in U.S. Dollars of the applicable Index Maturity commencing on the second London Business Day immediately following such LIBOR Determination Date, which appears on Telerate Page 3750 (as defined below) as of approximately 11:00 a.m., London time, on such LIBOR Determination Date. "Telerate Page 3750" means the display designated on page "3750" on Dow Jones Markets Limited (or such other page as may replace the 3750 page on that service or such other service or services as may be nominated by the British Bankers' Association for the purpose of displaying London interbank offered rates for U.S. Dollar deposits). If no such offered rate appears on Telerate Page 3750, LIBOR for such LIBOR Determination Date will be determined in accordance with the provisions of paragraph (ii) below. The term "London Business Day" means any day on which dealings in deposits in U.S. Dollars are transacted in the London interbank market.

               (ii) With respect to a LIBOR Determination Date on which no rate appears on Telerate Page 3750 as of approximately 11:00 a.m., London time, on such LIBOR Determination Date, the Rate Agent shall request the principal London offices of each of four major reference banks in the London interbank market selected by the Rate Agent (after consultation with the Company) to provide the Rate Agent with a quotation of the rate at which deposits in U.S. Dollars of the applicable Index Maturity commencing on the second London Business Day immediately following such LIBOR Determination Date, are offered by it to prime banks in the London interbank market as of approximately 11:00 a.m., London time, on such LIBOR Determination Date and in a principal amount equal to an amount of not less than U.S. $1,000,000 that is representative for a single transaction in such market at such time. If at least two such quotations are provided, LIBOR for such LIBOR Determination Date will be the arithmetic mean of such quotations as calculated by the Rate Agent. If fewer than two quotations are provided, LIBOR for such LIBOR Determination Date will be the arithmetic mean of the rates quoted as of approximately 11:00 a.m., New York City time, on such LIBOR Determination Date by three major banks in The City of New York selected by the Rate Agent (after consultation with the Company) for loans in U.S. Dollars to leading European banks, of the applicable Index Maturity commencing on the second London Business Day immediately following such LIBOR Determination Date and in a principal amount equal to an amount of not less than U.S. $1,000,000 that is representative for a single transaction in such market at such time; provided, however, that if the banks selected as aforesaid by the Rate Agent are not quoting as mentioned in this sentence, LIBOR for such LIBOR Determination Date will be LIBOR determined with respect to the immediately preceding LIBOR Determination Date.

               The Index Maturity applicable to Notes in the Floating Rate Mode will be, in the case of Notes paying (i) monthly, one month;
          (ii) quarterly, three months; and (iii) semi-annually, six months.

          Fixed Rate Mode

               If the Notes are to be reset to the Fixed Rate Mode, as agreed to by the Company and the Remarketing Agent on a Duration/ Mode Determination Date, then the applicable Fixed Rate for the corresponding Subsequent Spread Period will be determined on the Business Day following the Fixed Rate Spread Determination Date (Fixed Rate Determination Date), in accordance with the following provisions: the Fixed Rate will be a per annum rate and will be determined by 2:00 p.m. New York City time on such Fixed Rate Determination Date by adding the applicable Spread (as agreed to by the Company and the Remarketing Agent on the preceding Fixed Rate Spread Determination Date) to the yield to maturity (expressed as a bond equivalent, on the basis of a year of 365 or 366 days, as applicable, and applied on a daily basis) of the applicable United States Treasury security, selected by the Rate Agent or its agent after consultation with the Remarketing Agent, as having a maturity comparable to the duration selected for the following Subsequent Spread Period, which would be used in accordance with customary financial practice in pricing new issues of corporate debt securities of comparable maturity to the duration selected for the following Subsequent Spread Period.

               Interest in the Fixed Rate Mode will be computed on the basis of a 360-day year of twelve 30-day months. Such interest will be payable semi-annually in arrears on the Interest Payment Dates (January 1 and July 1, unless otherwise specified by the Company and the Remarketing Agent on the applicable Duration/Mode Determination Date) at the applicable Fixed Rate, as determined by the Company and the Remarketing Agent on the Fixed Rate Determination Date, beginning on the Commencement Date and for the duration of the relevant Subsequent Spread Period. Interest on the Notes will accrue from and including each Interest Payment Date to but excluding the next succeeding Interest Payment Date or maturity date, as the case may be. See -- "Additional Terms of the Notes" for other provisions applicable to Notes in the Fixed Rate Mode.

               If any Interest Payment Date or any redemption date in the Fixed Rate Mode falls on a day that is not a Business Day (in either case, other than any Interest Payment Date or redemption date that falls on a Commencement Date, in which case such date will be postponed to the next day that is a Business Day), the related payment of principal and interest will be made on the next succeeding Business Day as if it were made on the date such payment was due, and no interest will accrue on the amounts so payable for the period from and after such dates.

          Additional Terms of the Notes

               The Spread that will be applicable during each Subsequent Spread Period will be the percentage (a) recommended by the Remarketing Agent so as to result in a rate that, in the opinion of the Remarketing Agent, will enable tendered Notes to be remarketed by the Remarketing Agent at 100% of the principal amount thereof, as described under -- "Tender at Option of Beneficial Owners" below, and (b) agreed to by the Company. The interest rate mode during each Subsequent Spread Period shall be either the Floating Rate Mode or the Fixed Rate Mode, as determined by the Company and the Remarketing Agent.

               If the maturity date for the Notes falls on a day that is not a Business Day, the related payment of principal and interest will be made on the next succeeding Business Day as if it were made on the date such payment was due, and no interest will accrue on the amounts so payable for the period from and after such dates.

               Unless notice of redemption of the Notes as a whole has been given, the duration, redemption dates, redemption type (i.e., par, premium or make-whole, including in the case of make-whole, Reinvestment Spread), redemption prices (if applicable), Commencement Date, Interest Payment Dates and interest rate mode (i.e., Fixed Rate Mode or Floating Rate Mode) (and any other relevant terms) for each Subsequent Spread Period will be established by 3:00 p.m., New York City time, on the tenth Business Day prior to the Commencement Date of each Subsequent Spread Period (Duration/Mode Determination Date). In addition, the Spread for each Subsequent Spread Period will be established by 3:00 p.m., New York City time, on the eighth Business Day prior to the Commencement Date of such Subsequent Spread Period for which Notes will be in the Floating Rate Mode (Floating Rate Spread Determination Date) or by 12:00 noon, New York City time on the third Business Day prior to the Commencement Date of such Subsequent Spread Period for which Notes will be in the Fixed Rate Mode (Fixed Rate Spread Determination Date and together with the Floating Rate Spread Determination Date, Spread Determination
          Date). The Company will request not later than seven nor more than 15 calendar days prior to any Duration/Mode Determination Date, that DTC notify its Participants of such Duration/Mode Determination Date and of the procedures that must be followed if any beneficial owner of a Note wishes to tender such Note as described under -- "Tender at Option of Beneficial Owners" below. In the event that DTC or its nominee is no longer the holder of record of the Notes, the Company will notify the Noteholders of such information within such period of time. This will be the only notice given by the Company or the Remarketing Agent with respect to such Duration/Mode Determination Date and procedures for tendering Notes. The term "Business Day" means any day other than a Saturday or Sunday or a day on which banking institutions in The City of New York are required or authorized to close and, in the case of Notes in the Floating Rate Mode, that is also a London Business Day.

               In the event that the Company and the Remarketing Agent do not agree on the Spread for any Subsequent Spread Period, then the Company is required unconditionally to repurchase and retire all of the Notes on the Tender Date at a price equal to 100% of the principal amount thereof, together with accrued interest to the Tender Date.

               All percentages resulting from any calculation of any interest rate for the Notes will be rounded, if necessary, to the nearest one hundred thousandth of a percentage point, with five one millionths of a percentage point rounded upward and all dollar amounts will be rounded to the nearest cent, with one-half cent being rounded upward.

          Tender at Option of Beneficial Owners

               In the event the Company and the Remarketing Agent agree on the Spread on the Spread Determination Date with respect to any Subsequent Spread Period, the Company and the Remarketing Agent will enter into a Remarketing Agreement Supplement (Remarketing Agreement Supplement) under which the Remarketing Agent will agree, subject to the terms and conditions set forth therein, to purchase from tendering Noteholder on the Tender Date all Notes with respect to which the Remarketing Agent receives a Tender Notice as described below at 100% of the principal amount thereof (Purchase Price). Except as otherwise provided in the next succeeding paragraph, each beneficial owner of a Note may, at such owner's option, upon giving notice as provided below (Tender Notice), tender such Note for purchase by the Remarketing Agent on the Tender Date with respect to a Subsequent Spread Period at the Purchase Price. The Purchase Price will be paid by the Remarketing Agent in accordance with the standard procedures of DTC, which currently provide for payments in same-day funds. Interest accrued on the Notes with respect to the preceding interest period will be paid in the manner described under -- "Book-Entry System" below and -- "Additional Terms of the Notes" above. If such beneficial owner has an account at the Remarketing Agent and tenders such Note through such account, such beneficial owner will not be required to pay any fee or commission to the Remarketing Agent. If such Note is tendered through a broker, dealer, commercial bank, trust company or other institution, other than the Remarketing Agent, such holder may be required to pay fees or commissions to such other institution.
          It is currently anticipated that Notes so purchased by the Remarketing Agent will be remarketed by it.

               In the case of a Floating Rate Spread Determination Date, the Tender Notice must be received by the Remarketing Agent during the period commencing on the first Business Day following such Spread Determination Date and ending at 12:00 noon, New York City time, on the fifth Business Day following such Spread Determination Date. In the case of a Fixed Rate Spread Determination Date, the Tender Notice must be received by the Remarketing Agent during the period commencing at 12:00 noon, New York City time, on such Spread Determination Date and ending at 12:00 noon, New York City time, on the first Business Day following such Spread Determination Date. The term "Notice Date" means, in either case, the date by which a Tender Notice must be received by the Remarketing Agent. In order to ensure that a Tender Notice is received on a particular day, the beneficial owner of Notes must direct his broker or other designated Participant or Indirect Participant (as defined below) to give such Tender Notice before the broker's cut-off time for accepting instructions for that day. Different firms may have different cut-off times for accepting instructions from their customers. Accordingly, beneficial owners should consult the brokers or other Participants or Indirect Participants through which they own their interests in the Notes for the cut-off times for such brokers, other Participants or Indirect Participants. See -- "Book-Entry Only -- The Depositary Trust Company" below. Except as otherwise provided below, a Tender Notice shall be irrevocable. If a Tender Notice is not received for any reason by the Remarketing Agent with respect to any Note by 12:00 noon, New York City time, on the Notice Date, the beneficial owner of such Note shall be deemed to have elected not to tender such Note for purchase by the Remarketing Agent, and the interest rate thereon will be reset automatically to the new applicable interest rate on the Commencement Date for the Subsequent Spread Period.

               The Remarketing Agent will attempt, on a best efforts basis, to remarket the tendered Notes at a price equal to 100% of the aggregate principal amount so tendered. There is no assurance that the Remarketing Agent will be able to remarket the entire principal amount of Notes tendered in a remarketing. The Remarketing Agent shall also have the option, but not the obligation, to purchase any tendered Notes at such price. The obligation of the Remarketing Agent to purchase tendered Notes from the tendering Noteholders and to remarket such Notes will be subject to certain conditions and termination events customary in the Company's public offerings, including a condition that no material adverse change in the condition of the Company and its subsidiaries, taken as a whole, shall have occurred since the Spread Determination Date. In the event that the Remarketing Agent is unable to remarket some or all of the tendered Notes and chooses not to purchase such tendered Notes, the Company is obligated unconditionally to purchase and retire on the Tender Date the remaining unsold tendered Notes at a price equal to 100% of the principal amount, plus accrued interest, if any, to the applicable Tender Date.

               No beneficial owner of any Note shall have any rights or claims under the Remarketing Agreement Supplement or against the Company or the Remarketing Agent as a result of the Remarketing Agent's not purchasing such Notes.

               If the Remarketing Agent does not purchase all Notes tendered for purchase on any Tender Date, it will promptly notify the Company and the Trustee.

               The term "Remarketing Agent" means the nationally recognized broker-dealer selected by the Company to act as Remarketing Agent. The term "Rate Agent" means the entity selected by the Company as its agent to determine (i) LIBOR and the interest rate on the Notes for any Interest Period and/or (ii) the yield to maturity on the applicable United States Treasury security that is used in connection with the determination of the applicable Fixed Rate, and the ensuing applicable Fixed Rate. Pursuant to the Remarketing Agreement, Merrill Lynch, Pierce, Fenner & Smith Incorporated has agreed to act as Remarketing Agent. The Company, in its sole discretion, will appoint a Rate Agent and may change the Remarketing Agent and the Rate Agent for any Subsequent Spread Period at any time on or prior to 3:00 p.m., New York City time, on the Duration/Mode Determination Date relating thereto.

               The Remarketing Agent, in its individual or any other capacity, may buy, sell, hold and deal in any of the Notes. The Remarketing Agent may exercise any vote or join in any action which any beneficial owner of Notes may be entitled to exercise or take with like effect as if it did not act in any capacity under the Remarketing Agreement. The Remarketing Agent, in its individual capacity, either as principal or agent, may also engage in or have an interest in any financial or other transaction with the Company as freely as if it did not act in any capacity under the Remarketing Agreement.

          Redemption of the Notes

               The Notes may not be redeemed prior to April 1, 1998. On that date, on each Commencement Date and on those Interest Payment Dates specified as redemption dates by the Company on the Duration/Mode Determination Date in connection with any Subsequent Spread Period, the Notes may be redeemed, at the option of the Company, in whole or in part, upon notice thereof given at any time during the 30-calendar-day period ending on the tenth Business Day prior to the redemption date (provided that notice of any partial redemption must be given at least 15 calendar days prior to the redemption date), in accordance with the redemption type selected on the Duration/Mode Determination Date. In the event that less than all of the outstanding Notes are to be redeemed, the Notes to be redeemed shall be selected by such method as the Trustee shall deem fair and appropriate. So long as the Global Note is held by DTC, the Company will give notice to DTC, whose nominee is the record holder of all of the Notes, and DTC will determine the principal amount to be redeemed from the account of each Participant. This will be the only notice given by the Company or the Remarketing Agent with respect to redemption of the Notes. A Participant may determine to redeem from some beneficial owners (which may include a Participant holding Notes for its own account) without redeeming from the accounts of other beneficial owners.

               The redemption type to be chosen by the Company and the Remarketing Agent on the Duration/Mode Determination Date may be one of the following as defined herein: (i) Par Redemption; (ii) Premium Redemption; or (iii) Make-Whole Redemption. "Par Redemption" means redemption at a redemption price equal to 100% of the principal amount thereof, plus accrued interest thereon, if any, to the redemption date. "Premium Redemption" means redemption at a redemption price or prices greater than 100% of the principal amount thereof, plus accrued interest thereon, if any, to the redemption date, as determined on the Duration/Mode Determination Date. "Make-Whole Redemption" means redemption at a redemption price equal to the Make-Whole Amount (as defined below), if any, with respect to such Notes. Unless otherwise specified by the Company on any Duration/Mode Determination Date, the redemption type will be a Par Redemption.

               "Make-Whole Amount" means, in connection with any optional redemption or accelerated payment of any Note, an amount equal to the greater of (i) 100% of the principal amount and (ii) the sum of the present values of the remaining scheduled payments of principal and interest thereon from the redemption date to the end of the applicable Subsequent Spread Period, computed by discounting such payments, in each case, to the date of redemption on a semiannual basis (assuming a 360-day year consisting of twelve 30-day months) at the applicable Treasury Yield plus the Reinvestment Spread, plus accrued interest on the principal amount thereof to the date of redemption.

               "Treasury Yield" means, with respect to any redemption date, the rate per annum equal to the semi-annual equivalent yield to maturity of the Comparable Treasury Issue, assuming a price for the Comparable Treasury Issue (expressed as a percentage of its principal amount) equal to the applicable Comparable Treasury Price for such redemption date.

               "Comparable Treasury Issue" means the United States Treasury security selected by the Remarketing Agent as having a maturity comparable to the remaining term of the Notes that would be utilized, at the time of selection and in accordance with customary financial practice, in pricing new issues of corporate debt securities of comparable maturity to the remaining term of the Notes.

               "Comparable Treasury Price" means, with respect to any redemption date, (i) the average of the applicable Reference Treasury Dealer Quotations for such redemption date, after excluding the highest and lowest of such applicable Reference Treasury Dealer Quotations, or (ii) if the Trustee obtains fewer than four such Reference Treasury Dealer Quotations, the average of all such Quotations. "Reference Treasury Dealer Quotations" means, with respect to each Reference Treasury Dealer and any redemption date, the average, as determined by the Trustee, of the bid and asked prices for the Comparable Treasury Issue (expressed in each case as a percentage of its principal amount) quoted in writing to the Trustee by such Reference Treasury Dealer at 5:00 p.m. on the third Business Day preceding such redemption date.

               "Reference Treasury Dealer" means, with respect to the Notes offered hereby, at least four primary U.S. Government securities dealers in New York City as the Company or the Trustee shall select, which may include the Remarketing Agent or an affiliate thereof.

               "Reinvestment Spread" means, with respect to the Notes, a number, expressed as a number of basis points or as a percentage, selected by the Company and agreed to by the Remarketing Agent on the Duration/Mode Determination Date.

          Book-Entry Only -- The Depository Trust Company.

               DTC will act as securities depositary for the Notes. The Notes will be issued only as fully-registered securities registered in the name of Cede & Co. (DTC's nominee). One or more fully-registered global Note certificates, representing the total aggregate principal amount of the Notes, will be issued and will be deposited with DTC.

               DTC is a limited-purpose trust company organized under the New York Banking Law, a "banking organization" within the meaning of the New York Banking Law, a member of the Federal Reserve System, a "clearing corporation" within the meaning of the New York Uniform Commercial Code and a "clearing agency" registered pursuant to the provisions of Section 17A of the Securities Exchange Act of 1934. DTC holds securities that its participants (Participants) deposit with DTC. DTC also facilitates the settlement among Participants of securities transactions, such as transfers and pledges, in deposited securities through electronic computerized book-entry changes in Participants' accounts, thereby eliminating the need for physical movement of securities certificates. Direct Participants include securities brokers and dealers, banks, trust companies, clearing corporations and certain other organizations (Direct Participants). DTC is owned by a number of its Direct Participants and by the New York Stock Exchange, the American Stock Exchange, Inc., and the National Association of Securities Dealers, Inc. Access to the DTC system is also available to others, such as securities brokers and dealers, banks and trust companies that clear transactions through or maintain a direct or indirect custodial relationship with a Direct Participant either directly or indirectly (Indirect Participants). The rules applicable to DTC and its Direct Participants and Indirect Participants (together, Participants) are on file with the Securities and Exchange Commission.

               Purchases of Notes within the DTC system must be made by or through Direct Participants, which will receive a credit for the Notes on DTC's records. The ownership interest of each actual purchaser of Notes (Beneficial Owner) is in turn to be recorded on the Participants' records. Beneficial Owners will not receive written confirmation from DTC of their purchases, but Beneficial Owners are expected to receive written confirmations providing details of the transactions, as well as periodic statements of their holdings, from the Participants through which the Beneficial Owners purchased Notes. Transfers of ownership interests in the Notes are to be accomplished by entries made on the books of Participants acting on behalf of Beneficial Owners. Beneficial Owners will not receive certificates representing their ownership interests in the Notes, except in the event that use of the book-entry system for the Notes is discontinued.

               To facilitate subsequent transfers, all the Notes deposited by Direct Participants with DTC are registered in the name of DTC's nominee, Cede & Co. The deposit of Notes with DTC and their registration in the name of Cede & Co. effect no change in beneficial ownership. DTC has no knowledge of the actual Beneficial Owners of the Notes; DTC's records reflect only the identity of the Direct Participants to whose accounts such Notes are credited, which may or may not be the Beneficial Owners. The Participants will remain responsible for keeping account of their holdings on behalf of their customers.

               Conveyance of notices and other communications by DTC to Direct Participants, by Direct Participants to Indirect Participants and by Participants to Beneficial Owners will be governed by arrangements among them, subject to any statutory or regulatory requirements that may be in effect from time to time.

               Redemption notices shall be sent to Cede & Co. If less than all of the Notes are being redeemed, DTC's practice is to determine by lot the amount of the interest of each Direct Participant in such issue to be redeemed.

               Neither DTC nor Cede & Co. will itself consent or vote with respect to Notes. Under its usual procedures, DTC would mail an Omnibus Proxy to the Company as soon as possible after the record date. The Omnibus Proxy assigns Cede & Co. consenting or voting rights to those Direct Participants to whose accounts the Notes are credited on the record date (identified in a listing attached to the Omnibus Proxy).

               Principal and interest payments on the Notes will be made to DTC. DTC's practice is to credit Direct Participants' accounts on the relevant payment date in accordance with their respective holdings shown on DTC's records unless DTC has reason to believe that it will not receive payments on such payment date. Payments by Participants to Beneficial Owners will be governed by standing instructions and customary practices, as is the case with securities held for the account of customers in bearer form or registered in "street name," and such payments will be the responsibility of such Participant and not of DTC or the Company, subject to any statutory or regulatory requirements to the contrary that may be in effect from time to time. Payment of principal and interest to DTC is the responsibility of the Company, disbursement of such payments to Direct Participants is the responsibility of DTC, and disbursement of such payments to the Beneficial Owners is the responsibility of Participants.

               Except as provided herein, a Beneficial Owner will not be entitled to receive physical delivery of Notes. Accordingly, each Beneficial Owner must rely on the procedures of DTC to exercise any rights under the Notes.

               DTC may discontinue providing its services as securities depositary with respect to the Notes at any time by giving reasonable notice to the Company. Under such circumstances, in the event that a successor securities depositary is not obtained, Note certificates are required to be printed and delivered. Additionally, the Company may decide to discontinue use of the system of book-entry transfers through DTC (or any successor depositary) with respect to the Notes. In that event, certificates for the Notes will be printed and delivered.

               The information in this section concerning DTC and DTC's book-entry system has been obtained from sources that the Company believes to be reliable, but the Company does not take responsibility for the accuracy thereof.


                      CERTAIN FEDERAL INCOME TAX CONSIDERATIONS

               The following summary of certain United States Federal income tax consequences of the purchase, ownership and disposition of the Notes is based upon the Internal Revenue Code of 1980, as amended (Code), regulations promulgated under the Code (Treasury Regulations), rulings and decisions now in effect, all of which are subject to change (prospectively or retroactively) or possible differing interpretations. The following discussion deals only with Notes held as capital assets and does not purport to deal with persons in special tax situations, such as financial institutions, banks, insurance companies, regulated investment companies, dealers in securities or currencies, persons holding Notes as a hedge against currency risks or as a position in a "straddle" for tax purposes, or persons whose functional currency is not the United States dollar. It also does not deal with holders other than original purchasers (except where otherwise specifically noted). Persons considering the purchase of the Notes should consult their own tax advisors concerning the application of United States Federal income tax laws to their particular situations as well as any consequences of the purchase, ownership and disposition of the Notes arising under the laws of any other taxing jurisdiction.

               As used herein, the term "U.S. Holder" means a beneficial owner of a Note that is for United States Federal income tax purposes (i) a citizen or resident of the United States, (ii) a corporation, partnership or other entity created or organized in or under the laws of the United States or of any state thereof,
          (iii) an estate the income of which is subject to United States Federal income taxation regardless of its source, or (iv) a trust if a court within the United States is able to exercise primary supervision over the administration of the trust and one or more United States persons have the authority to control all substantial decisions of the trust. As used herein, the term "Non-U.S. Holder" means a beneficial owner of a Note that is not a U.S. Holder.

          U.S. Holders

               Payments of Interest. The Notes should constitute variable rate debt instruments (VRDI) and the interest payments received should be considered "qualified stated interest" under section 1.1275-5 of the Treasury Regulations. Based on this treatment, the interest received will be taxable to a U.S. Holder as ordinary interest income at the time such payments are accrued or received in accordance with the U.S. Holder's regular method of tax accounting.

               Disposition of a Note. Based on the forgoing treatment, upon the sale, exchange or retirement of a Note, a U.S. Holder generally will recognize taxable gain or loss in an amount equal to the difference, if any, between the amount realized upon the sale, exchange or retirement (other than amounts representing accrued and unpaid interest which will be taxable as interest income) and such U.S. Holder's adjusted tax basis in its Note. A U.S. Holder's adjusted tax basis in a Note is generally equal to such U.S. Holder's initial investment in such Note. In the case of a noncorporate U.S. Holder, any gain recognized upon the sale, exchange or retirement of a Note generally will be taxable at a maximum rate of 20% if the U.S. Holder's holding period for the
          Note is more than 18 months or at a maximum rate of 28% if such holding period is more than one year but not more than 18 months. The deduction of capital losses is subject to certain limitations.

               Other Possible Treatment of the Notes. While the Company intends to treat the Notes as VRDI's issued without original issue discount (OID), it is possible that the Internal Revenue Service (IRS) will take the position that the Notes are either
          (i) VRDI's issued with OID, or (ii) contingent payment debt instruments. In the event the IRS were successful in either assertion, Noteholders could experience U.S. federal income tax consequences significantly different from those discussed herein. The Treasury Regulations governing VRDI's issued with OID and contingent payment debt instruments are complex, and prospective purchasers of Notes are urged to consult their tax advisors as to the potential application of, and the consequences of applying, those regulations.

               Information Reporting and Backup Withholding. In general, information reporting requirements will apply to certain payments of principal and interest and to the proceeds of sales of Notes made to U.S. Holders other than certain exempt recipients (such as corporations). A 31% backup withholding tax will apply to such payments if the U.S. Holder (i) fails to provide a taxpayer identification number (TIN), (ii) furnishes an incorrect TIN,
          (iii) is notified by the IRS that it has failed to properly report payments of interest and dividends or (iv) under certain circumstances, fails to certify, under penalty of perjury, that it has furnished a correct TIN and has not been notified by the IRS that it is subject to backup withholding. In the case of interest paid after December 31, 1998, a U.S. Holder generally will be subject to backup withholding at a 31% rate unless certain IRS certification procedures are complied with directly or through an intermediary.

               The Company will furnish annually to the IRS and to record holders of the Notes (other than with respect to certain exempt holders) information relating to the interest accruing and paid on the Notes during the calendar year.

               Any amounts withheld under the backup withholding rules will be allowed as a refund or a credit against such U.S. Holder's U.S. federal income tax liability provided the required information is furnished to the IRS.

          Non-U.S. Holders

               Interest on Notes. Subject to the discussion below concerning backup withholding, no withholding of United States federal income tax will be required with respect to the payment by the Company or any paying agent of principal or interest on a Note owned by a Non-U.S. Holder, provided that the beneficial owner (i) does not actually or constructively own 10% or more of the total combined voting power of all classes of stock of the Company entitled to vote within the meaning of Section 871(h)(3) of the Internal Revenue Code of 1986, as amended (Code), and the regulations thereunder, (ii) is not a controlled foreign corporation related, directly or indirectly, to the Company through stock ownership, (iii) is not a bank whose receipt of interest on a Note is described in Section 881(c)(3)(A) of the Code and (iv) satisfies the statement requirement (described generally below) set forth in Section 871(h) and Section 881(c) of the Code and the regulations thereunder.

               To satisfy the requirement referred to in (iv) above, the beneficial owner of such Note, or a financial institution holding the Note on behalf of such owner, must provide, in accordance with specified procedures, the Company or its paying agent with a statement to the effect that the beneficial owner is not a U.S. person. These requirements will be met if (1) the beneficial owner provides his name and address, and certifies, under penalties of perjury, that he is not a U.S. person (which certification may be made on an IRS Form W-8 (or successor form)) or (2) a financial institution holding the Note on behalf of the beneficial owner certifies, under penalties of perjury, that such statement has been received by it and furnishes a paying agent with a copy thereof.

               In the event that any of the above requirements are not satisfied, the Company will nonetheless not withhold federal income tax on interest paid to a Non-U.S. holder if it receives IRS Form 4224 (or, after December 31, 1998, a Form W-8) from that Non-U.S. Holder, establishing that such income is effectively connected with the conduct of a trade or business in the United States, unless the Company has knowledge to the contrary. Interest or any redemption premium paid to a Non-U.S. Holder (other than a partnership) that is effectively connected with the conduct by the holder of a trade or business in the United States is generally taxed at the graduated rates that are applicable to United States persons. In the case of a Non-U.S. Holder that is a corporation, such effectively connected income may also be subject to the United States federal branch profits tax (which is generally imposed on a foreign corporation on the deemed repatriation from the United States of effectively connected earnings and profits) at a 30% rate (unless the rate is reduced or eliminated by an applicable income tax treaty and the holder is a qualified resident of the treaty country). In the case of a partnership that has foreign partners (i.e., persons who would be Non-U.S.Holders if they held the Notes directly), such effectively connected income allocable to the foreign partner would generally be subject to United States federal withholding tax (regardless of whether such income is, in fact, distributed to such foreign partner) at a 35% rate, if the foreign partner is a corporation, or at a 39.6% rate, if the foreign partner is not a corporation. Any foreign partner of such a partnership would be entitled to a credit against his United States federal income tax for his share of the withholding tax paid by the partnership.

               Sale, Exchange, Redemption or other Disposition of Notes. A Non-U.S. Holder will generally not be subject to United States federal income tax with respect to gain recognized on a sale, exchange, redemption or other disposition of Notes unless (i) the gain is effectively connected with a trade or business of the Non-U.S. Holder in the United States, (ii) in the case of a Non-U.S. Holder who is an individual and holds the Notes as a capital asset, such holder is present in the United States for 183 or more days in the taxable year of the sale or other disposition and certain other conditions are met, or (iii) the Non-U.S. Holder is subject to tax pursuant to certain provisions of the Code applicable to United States expatriates.

               Gains derived by a Non-U.S. Holder (other than a partnership) from the sale or other disposition of Notes that are effectively connected with the conduct by the Holder of a trade or business in the United States are generally taxed at the graduated rates that are applicable to United States persons. In the case of a Non-U.S. Holder that is a corporation, such effectively connected income may also be subject to the United States branch profits tax. In the case of a partnership that has foreign partners (i.e., persons who would be Non-U.S. Holders if they held the Notes directly), such effectively connected income allocable to the foreign partner would generally be subject to United States federal withholding tax (regardless of whether such income is, in fact, distributed to such foreign partner) at a 35% rate, if the foreign partner is a corporation, or at a 39.6% rate, if the foreign partner is not a corporation. Any foreign partner of such a partnership would be entitled to a credit against his United States federal income tax for his share of the withholding tax paid by the partnership. If an individual Non-U.S. Holder falls under clause (ii) above, he will be subject to a flat 30% tax on the gain derived from the sale or other disposition, which may be offset by United States capital losses recognized within the same taxable year as such sale or other disposition (notwithstanding the fact that he is not considered a resident of the United States).

               Federal Estate Tax. A Note beneficially owned by an individual who at the time of death is a Non-U.S. Holder will not be subject to United States federal estate tax as a result of such individual's death, provided that such individual does not actually or constructively own 10% or more of the total combined voting power of all classes of stock of the Company entitled to vote within the meaning of Section 871(h)(3) of the Code and provided that the interest payments with respect to such Note would not have been, if received at the time of such individual's death, effectively connected with the conduct of a United States trade or business by such individual.

               Information Reporting and Backup Withholding. No information reporting or backup withholding will be required with respect to payments made by the Company or any paying agent to Non-U.S. Holders if a statement described in (iv) under -- "Interest on Notes" has been received and the payor does not have actual knowledge that the beneficial owner is a United States person.

               Information reporting and backup withholding will not apply if payments of interest on a Note are paid or collected by a custodian, nominee, or agent on behalf of the beneficial owner of such Note if such custodian, nominee, or agent has documentary evidence in its records that the beneficial owner is not a U.S. person and certain other conditions are met, or the beneficial owner otherwise establishes an exemption.

               Payments on the sale, exchange or other disposition of a Note made to or through a foreign office of a broker generally will not be subject to backup withholding. However, payments made by a broker that is a United States person, a controlled foreign corporation for United States federal income tax purposes, a foreign person 50 percent or more of whose gross income is effectively connected with a United States trade or business for a specified three year period, or (with respect to payments after December 31, 1998) a foreign partnership with certain connections to the United States, will be subject to information reporting unless the broker has in its records documentary evidence that the beneficial owner is not a United States person and certain other conditions are met, or the beneficial owner otherwise establishes an exemption. Backup withholding may apply to any payment that such broker is required to report if the broker has actual knowledge that the payee is a United States person. Payments to or through the United States office of a broker will be subject to information reporting and backup withholding unless the Holder certifies, under penalties of perjury, that it is not a United States person or otherwise establishes an exemption.

               For payments made after December 31, 1998, with respect to Notes held by foreign partnerships, IRS regulations require that the certification described in (iv) under -- "Interest on Notes" above be provided by the partners, rather than by the foreign partnership, and that the partnership provide certain information, including a United States TIN. A look-through rule will apply in the case of tiered partnerships.

               Non-U.S. Holders should consult their tax advisors regarding the application of information reporting and backup withholding in their particular situations, the availability of an exemption therefrom, and the procedures for obtaining such an exemption, if available. Any amounts withheld under the backup withholding rules will be allowed as a refund or credit against the Non-U.S. Holder's U.S. federal income tax liability and may entitle such Holder to a refund, provided the required information is furnished to the IRS.

                                     UNDERWRITING

               Under the terms and subject to the conditions of the Underwriting Agreement dated the date hereof, the Company has agreed to sell to Merrill Lynch, Pierce, Fenner & Smith Incorporated (Underwriter), and the Underwriter has agreed to purchase, the entire principal amount of the Notes. The Underwriting Agreement provides that the obligation of the Underwriter to pay for and accept delivery of the Notes is subject to the approval of certain legal matters by their counsel and to certain other conditions. The Underwriter is committed to take and pay for all of the Notes if any are taken.

               The Underwriter has advised the Company that the Underwriter proposes to offer the Notes from time to time for sale in negotiated transactions or otherwise, at prices determined at the time of sale. The Underwriter may effect such transactions by selling Notes to or through dealers and such dealers may receive compensation in the form of underwriting discounts, concessions or commissions from the Underwriter and any purchasers of Notes for whom they may act as agent. The Underwriter and any dealers that participate with the Underwriter in the distribution of the Notes may be deemed to be underwriters, and any discounts or commissions received by them and any profit on the resale of Notes by them may be deemed to be underwriting compensation.

               The Company has agreed to indemnify the Underwriter against certain liabilities under the Securities Act.

               The Company does not intend to apply for listing of the Notes on a national securities exchange, and there is at present no trading market for the Notes. The Company has been advised by the Underwriter that it intends to make a market in the Notes as permitted by applicable laws and regulations. The Underwriter is not obligated, however, to make a market in the Notes and any such market-making activities may be discontinued at any time by the Underwriter. Accordingly, no assurance can be given as to the liquidity of, or any trading market for, the Notes.

               In order to facilitate the offering of the Notes, the Underwriter may engage in transactions that maintain or otherwise affect the price of the Notes. Specifically, the Underwriter may overallot in connection with the offering of the Notes, creating a short position in the Notes for its own account. In addition, to cover overallotments, the Underwriter may bid for, and purchase, the Notes in the open market. Any of these activities may maintain the price of the Notes above independent market levels. The Underwriter is not required to engage in these activities and may end any of these activities at any time.

               The Underwriter is also an underwriter with respect to the Company's 6 1/4% Series A Notes due January 1, 2003 which are expected to be issued on or about the same date as the Notes.

          =================================================================

               NO DEALER, SALESPERSON OR OTHER INDIVIDUAL HAS BEEN AUTHORIZED TO GIVE ANY INFORMATION OR TO MAKE ANY REPRESENTATIONS OTHER THAN THOSE CONTAINED IN THIS PROSPECTUS SUPPLEMENT AND PROSPECTUS IN CONNECTION WITH THE OFFER MADE BY THIS PROSPECTUS SUPPLEMENT AND PROSPECTUS AND, IF GIVEN OR MADE, SUCH INFORMATION OR REPRESENTATIONS MUST NOT BE RELIED UPON AS HAVING BEEN AUTHORIZED BY THE COMPANY OR THE UNDERWRITERS. NEITHER THE DELIVERY OF THIS PROSPECTUS SUPPLEMENT AND PROSPECTUS NOR ANY SALE MADE HEREUNDER SHALL, UNDER ANY CIRCUMSTANCES, CREATE ANY IMPLICATION THAT THE INFORMATION CONTAINED HEREIN IS CORRECT AS OF ANY TIME SUBSEQUENT TO THE DATE OF SUCH INFORMATION. THIS PROSPECTUS SUPPLEMENT AND PROSPECTUS DO NOT CONSTITUTE AN OFFER TO SELL OR THE SOLICITATION OF AN OFFER TO BUY ANY SECURITIES OTHER THAN THE SECURITIES DESCRIBED IN THIS PROSPECTUS SUPPLEMENT AND PROSPECTUS OR AN OFFER TO SELL OR THE SOLICITATION OF ANY OFFER TO BUY SUCH SECURITIES IN ANY CIRCUMSTANCES IN WHICH SUCH OFFER OR SOLICITATION IS UNLAWFUL.
                                   _______________

                                  TABLE OF CONTENTS

                                PROSPECTUS SUPPLEMENT
                                                                       Page
                                                                       ----

          The Company . . . . . . . . . . . . . . . . . . . . . . . . . S-3
          Use of Proceeds . . . . . . . . . . . . . . . . . . . . . . . S-3
          Summary of Historical and Pro Forma Consolidated Financial
             Information  . . . . . . . . . . . . . . . . . . . . . . . S-4
          Certain Terms of the Notes  . . . . . . . . . . . . . . . . . S-5
          Certain Federal Income Tax Considerations . . . . . . . . .  S-12
          Underwriting  . . . . . . . . . . . . . . . . . . . . . . .  S-16

                                      PROSPECTUS

          Incorporation of Certain Documents By Reference . . . . . . .   3
          Available Information . . . . . . . . . . . . . . . . . . . .   3
          The Company . . . . . . . . . . . . . . . . . . . . . . . . .   4
          The Trust . . . . . . . . . . . . . . . . . . . . . . . . . .   5
          Use of Proceeds . . . . . . . . . . . . . . . . . . . . . . .   5
          Historical and Pro Forma Ratios of Earnings to Fixed Charges
             and Earnings to Combined Fixed Charges and
             Preferred Dividends  . . . . . . . . . . . . . . . . . . .   5
          Description of Debt Securities  . . . . . . . . . . . . . . .   6
          Description of the Preferred Trust Securities . . . . . . . .  14
          Description of the Guarantee  . . . . . . . . . . . . . . . .  21
          Description of the Junior Subordinated Debentures . . . . . .  23
          Certain United States Federal Income Tax Consequences
             Relating to the Preferred Trust Securities . . . . . . . .  32
          Experts and Legality  . . . . . . . . . . . . . . . . . . . .  34
          Plan of Distribution  . . . . . . . . . . . . . . . . . . . .  35

          =================================================================



          =================================================================


                                     $125,000,000


                                 ENSERCH CORPORATION


                                REMARKETED RESET NOTES
                                 DUE JANUARY 1, 2008





                                   _______________

                                PROSPECTUS SUPPLEMENT
                                   _______________







                                 MERRILL LYNCH & CO.




                                   JANUARY 28, 1998


          =================================================================